02021413

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 1 2002 143 WASH. D.C. PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Granite Capital Management

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2835 Townsgate Road Suite 110
(No. and Street)

Westlake Village California 91361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coleman 805-557-0153
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 Northridge California 91324
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/2002

OATH OR AFFIRMATION

I, Michael Coleman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granite Capital Management, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Arizona
County of Maricopa
Subscribed and sworn (or affirmed) to before me this 19 day of November 2001

Candi Demarest
Notary Public

Michael Coleman
Signature

President
Title

CANDI DEMAREST
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
SEPTEMBER 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Granite Capital Management

I have audited the accompanying statement of financial condition of Granite Capital Management as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Capital Management as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 18, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Granite Capital Management
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 15,208
Deposits with clearing organization	26,606
Receivable from clearing firm	13,834
Deferred tax benefit	13,151
Total assets	$ 68,799

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 37,176
Income taxes payable	800
Total liabilities	37,976
Stockholder's equity	
Common stock, $100 par value, 1,000 shares authorized, 100 shares issued and outstanding	10,000
Additional paid-in capital	92,500
Retained deficit	(71,677)
Total stockholder's equity	30,823
Total liabilities and stockholder's equity	$ 68,799

The accompanying notes are an integral part of these financial statements.

Granite Capital Management
Statement of Operations
For the year ended December 31, 2001

Revenue	
Commissions	$ 755,080
Interest and dividends	3,521
Total revenues	758,601
Expenses	
Commissions and floor brokerage	645,212
Taxes, other than income taxes	15,467
Other operating expenses	190,022
Total expenses	850,701
Income (loss) before income tax provision	(92,100)
Income tax provision	
Income tax provision (benefit)	(13,135)
Total income tax benefit	(13,135)
Net income (loss)	$ (78,965)

The accompanying notes are an integral part of these financial statements.

Granite Capital Management
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid - in Capital	Retained Earnings (Deficit)	Total
Balance on January 1, 2001	$ 10,000	$ 47,500	$ 7,288	$ 64,788
Net income (loss)	–	–	(78,965)	(78,965)
Proceeds from additional paid-in capital	–	45,000	–	45,000
Balance on December 31, 2001	$ 10,000	$ 92,500	$ (71,677)	$ 30,823

The accompanying notes are an integral part of these financial statements.

Granite Capital Management
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:

Net income (loss)		$ (78,965)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in:		
Receivable from clearing firm	$ 11,754	
Deposits held at clearing	(381)	
Prepaid expense	(13,151)	
(Decrease) increase in:		
Commissions and accounts payable	3,676	
Income taxes payable	(1,444)	
Total adjustments		454
Net cash used by operating activities		(78,511)
Cash flows from investing activities:		
Net cash from investing activities		–
Cash flows from financing activities:		
Additional paid-in capital	45,000	
Net cash provided by financing activities		45,000
Net decrease in cash		(33,511)
Cash at beginning of year		48,719
Cash at end of year		$ 15,208

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 860

The accompanying notes are an integral part of these financial statements.

Granite Capital Management
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Granite Capital Management (the "Company") was originally incorporated in California on September 12, 1997 under the name Mirage Securities, Inc. On December 9, 1999, the Company was granted a name change to Granite Capital Management. The Company is a fully disclosed broker/dealer, and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company does not hold customers funds or securities.

The Company has about 400 accounts. About 99% are from the Company's branch office in Phoenix Arizona. The Company primarily specializes in stocks and options.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: INCOME TAXES

The income tax provision (benefit) consists of the following:

Deferred Federal(benefit)	$ (13,935)
Current State	800
	$ (13,135)

The Company has recorded a deferred tax benefit to recognize the tax reduction due to the net operating loss (NOL) for the year. The NOL can be carried forward twenty (20) years before it expires.

Note 3: RELATED PARTY TRANSACTIONS

The Company paid a $44,000 management fee to Cole Co., Inc., a related party. There were no amounts due at year end.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has entered into two (2) Confidential Private Placement Offerings under the Exemption found in Regulation D of the Securities and Exchange Act of 1933. The shares will be offered on a best efforts basis. Commissions are recorded on a when, as, and if issued basis. Transactions relating to such underwriting that were open at December 31, 2001, and were subsequently settled, had no material effect on the financial statements as of the date of that sale. For the year ended December 31, 2001, the Company recorded $10,627 in commissions from the shares sold.

At year end, the receivable from clearing firm is from one (1) firm.

Note 5: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $16,066 exceeded the minimum net capital requirement by $11,066; and the Company's ratio of aggregate indebtedness ($37,976) to net capital was 2.36: 1 , which is less than the 15 to1 maximum ratio required of a Broker/Dealer.

Granite Capital Management
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	92,500	
Retained deficit	(71,677)	
Total stockholder's equity		$ 30,823
Less: Non allowable assets		
Interest on clearing deposit	(1,606)	
Deferred tax benefit	(13,151)	
Total adjustments		(14,757)
Net capital before haircuts		16,066
Less: Haircuts		
Total Haircuts		-
Net Capital		16,066
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,531	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 11,066
Ratio of aggregate indebtedness to net capital	2.36:1	

There was a $1,135 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001. The difference was the provision for income taxes of $800, a tax benefit of ($784); and a commission accrual expense of $1,119. Also the Company recorded an income tax benefit and a deferred tax benefit of $13,935.

See independent auditor's report.

Granite Capital Management
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to Granite Capital Management as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Granite Capital Management
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Granite Capital Management as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.